PROCESSED
FEB 2 5 2002
THOMSON FINANCIAL

02015210

TOTAL P.03

IC FORM 55-901F (Previously Form 36)

NSIDER REPORT

See instructions on the back of this report

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL FREEGOLD MINERAL DEV. INC.

BOX 2. INSIDER DATA 129 82-1225

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER:

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. / STREET: 2303 WEST 41ST STREET

CITY: VANCOUVER

PROV.: B.C.

POSTAL CODE:

BUSINESS TELEPHONE NUMBER: 604-685-1870

BUSINESS FAX NUMBER: 604-685-8045

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCDA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/Value acquired	Number/Value disposed of	Unit price/Exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/Indirect ownership/Control or direction	(F) Identify the registered holder where ownership is indirect or control or direction is exercised
Options	205000							205000	D	
Common	12600							12600	D	
Warrants	1362868							1362868	I	See Remarks
Common	909876	11 02 02	10	12000		.095		921876	I	" "
		11 02 02	10	2000		.075		923876	I	" "
		11 02 02	10	1000		.10		924876	I	" "

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FH 55-901F Rev. 2001/07/18 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Of the 1362868 Indirect Warrants - Cdn Gravity 502,868, 293020 BC 805000

Of the 924,876 Indirect Common - Cdn Gravity 443440, 293020 BC 481436

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 11 02 02

SUPPL

[handwritten initials] 2/19